UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 6, 2015

Commission File Number 1-14728

LATAM Airlines Group S.A.

(Translation of Registrant’s Name Into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Santiago, August 6, 2015

Mr. Carlos Pavez Tolosa

Commissioner

Securities and Insurance Commission

By Messenger

Dear Commissioner:

As provided in Sections 9 and 10 of the Securities Markets Act and in General Rule #30, under due authorization, I hereby inform as MATERIAL DISCLOSURE of LATAM Airlines Group S.A., Securities Registration #306 (“LATAM”), the following:

1.	After an extensive integration process following the association of LAN and TAM—during which the Group made great advances in achieving synergies for internal processes, network optimization, and fleet restructuring and modernization, the Board of Directors of LATAM Airlines Group has decided to adopt a single name and identity and announces that the new brand for the largest airline group in Latin America and its affiliates will be LATAM.

2.	The brand LATAM, which is the result of the consolidation of LAN and TAM, will unite all the passenger and cargo airlines for LATAM Airlines Group: LAN Airlines and its affiliates in Peru, Argentina, Colombia and Ecuador; in addition to TAM Linhas Aéreas S.A., and its subsidiary TAM Air Transport Mercosur S.A. (TAM Airlines (Paraguay), and the cargo carriers comprised of LAN CARGO, LAN CARGO Colombia, ABSA (TAM Cargo) and Mas Air.

3.	LATAM Airlines Group is currently working on the new corporate brand, a process that will take approximately three years to complete and will begin to be visible in the first half of 2016 with a gradual roll-out for airports, aircraft, commercial offices, web pages, and uniforms.

Finally, it is stated that LATAM Airlines Group will release as information of interest for the markets, one or more communications in order to provide further information regarding the new identity and new brand, which will be distributed in the relevant markets in which the Company is traded and in which it operates.

Very sincerely yours,

Enrique Cueto Plaza

Chief Executive Officer

LATAM Airlines Group S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 6, 2015	LATAM AIRLINES GROUP S.A.

	By:	/s/ Enrique Cueto
	Name:	Enrique Cueto
	Title:	Latam Airlines Group CEO